SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No.     )*

PPG Industries, Inc.

(Name of Issuer)

Common Stock, par value $1.66-2/3 per share

(Title of Class of Securities)

693506107

(CUSIP Number)

January 17, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Capital Ventures International

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 6,498,700 (1)(2)

(6) Shared Voting Power 7,705,109 (1)(2)

(7) Sole Dispositive Power 6,498,700 (1)(2)

(8) Shared Dispositive Power 7,705,109 (1)(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,705,109 (1)(2)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.0%

(12)	Type of Reporting Person (See Instructions) CO

(1) Susquehanna Capital Group, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2)Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the 6,498,700 shares directly owned by Capital Ventures International.

(1)	Names of Reporting Persons Susquehanna Advisors Group, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0(1)(2)

(6) Shared Voting Power 7,705,109 (1)(2)

(7) Sole Dispositive Power 0(1)(2)

(8) Shared Dispositive Power 7,705,109 (1)(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,705,109 (1)(2)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.0%

(12)	Type of Reporting Person (See Instructions) CO

(1) Susquehanna Capital Group, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2)Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the 6,498,700 shares directly owned by Capital Ventures International.

(1)	Names of Reporting Persons Susquehanna Capital Group

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 89,447(1)

(6) Shared Voting Power 7,705,109 (1)

(7) Sole Dispositive Power 89,447(1)

(8) Shared Dispositive Power 7,705,109 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,705,109 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.0%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) Susquehanna Capital Group, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(1)	Names of Reporting Persons Susquehanna Fundamental Investments, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 237,400(1)

(6) Shared Voting Power 7,705,109 (1)

(7) Sole Dispositive Power 237,400(1)

(8) Shared Dispositive Power 7,705,109 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,705,109 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.0%

(12)	Type of Reporting Person (See Instructions) OO

(1) Susquehanna Capital Group, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(1)	Names of Reporting Persons Susquehanna Investment Group

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 184,300(1)

(6) Shared Voting Power 7,705,109 (1)

(7) Sole Dispositive Power 184,300(1)

(8) Shared Dispositive Power 7,705,109 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,705,109 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.0%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) Susquehanna Capital Group, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(1)	Names of Reporting Persons Susquehanna Securities

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 695,262(1)

(6) Shared Voting Power 7,705,109 (1)

(7) Sole Dispositive Power 695,262(1)

(8) Shared Dispositive Power 7,705,109 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,705,109 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.0%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) Susquehanna Capital Group, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC, may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

Item 1.
	(a)	Name of Issuer PPG Industries, Inc.
	(b)	Address of Issuer’s Principal Executive Offices PPG Industries, Inc. One PPG Place Pittsburgh, Pennsylvania 15272

Item 2(a).

Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”).

(i)            Capital Ventures International

(ii)           Susquehanna Advisors Group, Inc.

(iii)          Susquehanna Capital Group

(iv)          Susquehanna Fundamental Investments, LLC

(v)           Susquehanna Investment Group

(vi)          Susquehanna Securities

Item 2(b).

Address of Principal Business Office or, if none, Residence

The address of the principal business office of Capital Ventures International is:

One Capitol Place

P.O Box 1787 GT

Grand Cayman, Cayman Islands

British West Indies

The address of the principal business office of each of Susquehanna Advisors Group, Inc., Susquehanna Capital Group, Susquehanna Fundamental Investments, LLC, Susquehanna Investment Group and Susquehanna Securities is:

401 City Avenue

Suite 220

Bala Cynwyd, PA 19004

Item 2(c).		Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d).		Title of Class of Securities Common Stock, par value $1.66-2/3 per share
Item 2(e)		CUSIP Number 693506107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The amount beneficially owned by Susquehanna Capital Group includes options to buy 67,700 shares of the Company’s Common Stock.  The amount beneficially owned by Susquehanna Investment Group includes options to buy 184,300 shares of the Company’s Common Stock.  The amount beneficially owned by Susquehanna Securities includes options to buy 649,400 shares of the Company’s Common Stock.  The Company’s quarterly report, on Form 10-Q, filed with the United States Securities and Exchange Commission on October 29, 2012, indicates that there were 153,350,372 shares of Common Stock outstanding as of September 30, 2012.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 28, 2013

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc. pursuant to a Limited Power of Attorney, a copy of which is filed as Exhibit I hereto.		By:	/s/ Brian Sopinsky
		Name:	Brian Sopinsky
		Title	Assistant Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title	Assistant Secretary

SUSQUEHANNA CAPITAL GROUP		SUSQUEHANNA FUNDAMENTAL INVESTMENTS,LLC

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title	Authorized Signatory	Title:	Assistant Secretary

SUSQUEHANNA INVESTMENT GROUP		SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title	General Counsel	Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

I

Limited Power of Attorney executed by Capital Ventures International, authorizing Bala International, Inc. (predecessor to Susquehanna Advisors Group, Inc.) to sign and file this Schedule 13G on its behalf, dated as of May 28, 1996.

II

Joint Filing Agreement, dated January 28, 2013, pursuant to Rule 13d-1(k) between Capital Ventures International, Susquehanna Advisors Group, Inc., Susquehanna Capital Group, Susquehanna Fundamental Investments, LLC, Susquehanna Investment Group and Susquehanna Securities.

Exhibit I

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 28th day of May, 1996 by Capital Ventures International (hereinafter called “the Company”) whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1787, Grand Cayman, Cayman Islands, B.W.I.

WHEREAS by agreement dated May 28, 1996, by and between the Company and Bala International, Inc., the Company expressly authorised Bala International, Inc. to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodburne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of Bala International, Inc. which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

IN WITNESS WHEREOF the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF
CAPITAL VENTURES INTERNATIONAL	/s/ Ian A.N. Wight
was hereunto affixed in the presence of:	Ian A.N. Wight
(Director)

/s/ Illegible
Witness	/s/ Woodburne Associates
For: Woodburne Associates
(Cayman) Limited
Secretary

EXHIBIT II

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock of PPG Industries, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 28, 2013

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc. pursuant to a Limited Power of Attorney		By:	/s/ Brian Sopinsky
		Name:	Brian Sopinsky
		Title	Assistant Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title	Assistant Secretary

SUSQUEHANNA CAPITAL GROUP		SUSQUEHANNA FUNDAMENTAL INVESTMENTS,LLC

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title	Authorized Signatory	Title:	Assistant Secretary

SUSQUEHANNA INVESTMENT GROUP		SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title	General Counsel	Title:	Secretary